APT SYSTEMS, INC.

505 Montgomery Street, 11th Floor

San Francisco, CA 94111

May 15, 2017

Mr. Tom Cluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, DC 20549

Re: APT Systems, Inc.

Registration Statement on Form S-1

Filed May 17, 2016

File No. 333-211404

Request for Withdrawal

Dear Mr. Cluck:

APT Systems, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-211404) on Form S-1, together with all exhibits thereto (the “Registration Statement”).  Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned because the market price of our common stock dropped below $0.01.  A minimum price of $0.01 was a precondition of the offering.  Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact me at (415) 200-1105 or our attorney, Frederick C. Bauman, at (702) 533-8372, if you have any questions regarding the foregoing application for withdrawal.

Sincerely yours,

APT Systems, Inc.

By /s/ Glenda Dowie

Glenda Dowie, CEO